

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2018

Stephen Smith
Chief Financial Officer
Inseego Corp.
9605 Scranton Road, Suite 300
San Diego, CA 92121

> **Re: Inseego Corp**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 16, 2018**
> **Form 10-Q for the Quarter Ended June 30, 2018**
> **Filed August 8, 2018**
> **File No. 001-38358**

Dear Mr. Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2018

Note 1. Basis of Presentation
Contracts with Customers, page 9

1.   We note you state that the Company does not offer price concessions and does not accept payment that is less than the price stated in the purchase order. However, we also note on pages 28 and 29 that you attribute the decline in revenues from Enterprise SaaS solutions "due to price concessions related to signing multi-year deal with key customers." Also, on page 47 of your Form 10-K, you disclose that you have granted price protection to certain customers in accordance with their respective contracts and additionally provide cooperative advertising allowances to certain customers. Please clarify your disclosure

and advise us.

In addition, if applicable please explain to us how you account for variable consideration, including but not limited to price concessions and cooperative advertising allowances, when determining the transaction price. In your response, please address:

- each specific circumstance that causes variability in the consideration;
- how you estimate variable consideration; and
- your basis for concluding that it is probable a significant revenue reversal will not occur. Refer to ASC 606-10-32-11.

SaaS and Other Services, page 9

2. Please identify for us the services provided under your SaaS arrangements (i.e., implementation services, post-contract customer support, minimum service level commitments, customer options that provide material rights, etc.) and your basis for concluding that they "include a single performance obligation comprised of a series of distinct services" as you stated on page 10 of this filing. Refer to ASC 606-10-25-19 through 22.

Note 9. Commitments and Contingencies, page 17

3. Please explain to us the underlying facts and circumstances that were the Company's basis for filing a lawsuit against the former stockholders of RER. Please also tell us how you intend to account for the settlement of the lawsuit. Refer us to the accounting literature that supports this accounting. In addition, tell us if the reduction in the amount owed to the former shareholders of RER is an indication of an error in the original values assigned to the acquired assets of RER.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations- Three Months Ended June 30, 2018 Compared to Three Months Ended
June 30, 2017, page 28

4. We note on page 29 you attribute the increase in Enterprise SaaS Solutions cost of net revenues to price concessions. Please explain to us why price concessions result in an increase in the cost of net revenues.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications